October 9, 2014

VIA EDGAR

Ms. Catherine Courtney Gordon

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Boulder Growth & Income Fund (File Nos. 811-02328 and 333-194422)

Dear Ms. Gordon:

This letter responds to oral comments provided on September 26, 2014 by you and Ms. Christina DiAngelo Fettig on behalf of the Staff of the U.S. Securities and Exchange Commission (the “Staff”) regarding Pre-Effective Amendment No. One, filed on September 4, 2014 (“PEA 1”) to the N-14/8C originally filed on March 7, 2014 (the “N-14”) by Boulder Growth & Income Fund, Inc. (“BIF”, the “Registrant” or the “Acquiring Fund”). The N-14 relates to the proposed reorganizations of the Boulder Total Return Fund, Inc. (“BTF”), The Denali Fund, Inc. (“DNY”) and First Opportunity Fund, Inc. (“FOFI”, and together with BTF and DNY, the “Acquired Funds”) with and into the Acquiring Fund.

The Registrant’s responses in this letter accompany its filing, on October 9, 2014 of Pre-Effective Amendment No. Two to the N-14 (“PEA 2”), which is being filed to reflect the aforementioned oral comments, to include certain previously referenced exhibits, and to reflect certain other conforming edits. Pursuant to Rule 461, the Registrant hereby requests that the effectiveness of the N-14 be accelerated to October 9, 2014 at 2:00 p.m. (Eastern Time) or as soon as thereafter practicable. There is no distributor in connection with this filing.

Set forth below are the comments received from the Staff and BIF’s responses thereto. Unless otherwise defined herein, capitalized terms have the meanings ascribed to them in the N-14.

Ms. Catherine Courtney Gordon

October 9, 2014

1.

Staff Comment: In the correspondence accompanying PEA 2, please provide: (i) the accounting and performance survivor analysis for the Reorganizations; and (ii) the consent of the Funds’ independent registered public accounting firm.

Registrant’s Response: Please see the requested analysis set forth in Exhibit A hereto. The consent of the Funds’ independent registered public accounting firm is filed with PEA 2 as Exhibit 14(a).

2.

Staff Comment: The response to Question 4 in the Question & Answer Section refers to “similarities in the characteristics of the Funds, including . . . investment philosophies and portfolio construction. . . .” Please consider whether this statement remains accurate in light of FOFI’s schedule of investments.

Registrant’s Response: The Registrant has amended the response to Question 4 to indicate that the abovementioned similarities were considered to be present across certain of the Funds, rather than across all Funds in each instance by implication. In addition, the Registrant has added disclosure regarding the Board’s consideration of substantive differences in FOFI’s portfolio composition and policy of investing in private funds.

3.

Staff Comment: The response to Question 5 in the Question & Answer Section notes that “management of the combined BIF may dispose of relatively small portions of certain issuers.” Please clarify whether such dispositions are expected to be made in the ordinary course of fund operations or in connection with the Reorganizations. If expected to be made in connection with the Reorganizations, provide additional details regarding such dispositions, if anticipated, including the percentage of such securities expected to be sold, the taxable gains anticipated to be distributed, as well as any attendant transaction costs.

Registrant’s Response: Comment complied with. The Registrant notes that, while dispositions of small portions of certain issuers are possible, such dispositions, to the extent they occur, are expected to be de minimis and will be made in the ordinary course of fund operations, distinct from the Reorganizations. However, the Registrant does, at this time, expect to make a substantive disposition of Berkshire Hathaway securities, and has revised the response to Question 5, Question 8 and the disclosure appearing under the heading “Federal Tax Consequences of the Reorganization” to refer to this expected liquidation in order to comply with the diversification requirements of Subchapter M of the Code, and to describe, among other things, expected transaction costs associated with such disposition.

Ms. Catherine Courtney Gordon

October 9, 2014

4.

Staff Comment: The response to Question 6 in the Question & Answer Section states that the decision to redeem FOFI’s interests in private funds was made “for reasons separate from the Reorganization.” Please confirm that the decision to redeem the aforementioned private fund interests would have been taken even if the Reorganizations were not contemplated.

Registrant’s Response: Based on information provided by the advisers to FOFI, the Registrant confirms that the decision to redeem all of FOFI’s interests in the WHM Hedge Funds would have been made even if the Reorganizations were not contemplated.

5.

Staff Comment: The response to Question 6 also notes that BIF “will continue to hold residual ‘side pocket’ interests in a single WHM Hedge Fund having a fair value of approximately $10.96 million as of July 30, 2014.” Please confirm that the side pocket interest will be reflected in the pro forma financial statements.

Registrant’s Response: Comment complied with. The Registrant directs the Staff’s attention to the Statement of Additional Information in PEA 2 which reflects the side pocket interests.

6.

Staff Comment: The response to Question 4 and Question 8 of the Question & Answer Section refer respectively to “liquidating a portion of certain concentrated positions” and to the liquidation by the Acquiring Fund of “a portion of its Berkshire Hathaway holdings.” Please provide details regarding the anticipated disposition of such securities in the pro forma financial statements, and disclose the percentage of such securities expected to be sold as well as any attendant transaction costs.

Registrant’s Response: Comment complied with. Please see the response to Staff Comment 3 above, discussing the Registrant’s enhanced disclosure relating to the expected disposition of Berkshire Hathaway holdings and the anticipated attendant transaction costs.

7.

Staff Comment: The location of the table appearing on page v of the Question & Answer Section affords this table greater prominence relative to the required fees and expenses table that appears on page 6 of the Proxy Statement/Prospectus. Consider replacing this table with a cross-reference instead to the Proxy Statement/Prospectus.

Registrant’s Response: Comment complied with. The Registrant has removed the table appearing in the Question & Answer section and has instead included a cross-reference to the Proxy Statement/Prospectus.

Ms. Catherine Courtney Gordon

October 9, 2014

8.

Staff Comment: The response to Question 16 in the Question & Answer Section indicates that “approval of Proposals 7 – 8 (approval of new advisory agreements) is not a condition for completion of the Reorganizations . . .” In light thereof, please add disclosure as applicable to the pro forma combined fund to the effect that advisory fees and expenses may be different if Proposals 7 and 8 are not approved.

Registrant’s Response: Comment complied with. The Registrant has inserted an additional footnote to the Total Expense Table stating that if Proposals 7 and 8 are not approved, “your management fee would change from 1.11% to 1.29% of net assets.”

9.	Staff Comment: In the response to Question 19 in the Question & Answer Section, please also express the Horejsi Affiliate fund ownership levels as a percentage.

Registrant’s Response: Comment complied with. Please see the updated response to Question 19.

10.

Staff Comment: Under the heading “Federal Tax Consequences of the Reorganization” on page 4 of the Proxy Statement/Prospectus, provide additional details in connection with the expected disposition of certain concentrated positions.

Registrant’s Response: Comment complied with. The Registrant has revised the disclosure appearing in the abovementioned section to include, among other things, a discussion of the expected disposition of Berkshire Hathaway holdings, the expected magnitude of such disposition (expressed as a percentage of the Acquiring Fund’s assets), approximate attendant transaction costs and the possibility of taxable realized gains.

11.

Staff Comment: Please confirm supplementally the Registrant’s understanding as to whether the residual side pocket holdings discussed on page 5 of the Proxy Statement/Prospectus are inconsistent with the NYSE’s policy regarding private fund holdings.

Registrant’s Response: Based on information provided by the advisers to the Funds, and their discussions with the NYSE, the Registrant understands that the residual side pocket holdings are not expected to present an impediment to the Acquiring Fund’s continued listing on the NYSE.

Ms. Catherine Courtney Gordon

October 9, 2014

12.

Staff Comment: In the discussion under the heading “Effect on Expenses,” it is stated that “[t]he annual operating expenses of the pro forma combined BIF are projections for a 12-month period, assuming combined net assets of $1,110,635,212.” Please confirm whether the figure presented is based on combined average net assets.

Registrant’s Response: Comment complied with. The Registrant confirms that the figure is based on average net assets over the 12-month period, and has revised the disclosure and the figure accordingly.

13.

Staff Comment: The discussion of Proposal 1 on page 1 of the Proxy Statement/Prospectus states that “[i]n order to mitigate these potential adviser consequences for FOFI, it is proposed that FOFI’s Articles of Amendment and Restatement be amended to eliminate the right of stockholders to demand the fair value of their stock . . .” Please clarify how FOFI stock will be valued if the right to demand fair value is eliminated in accordance with Proposal 1.

Registrant’s Response: Comment complied with. Please see the revised disclosure appearing under the heading “Discussion” in the section relating to Proposal 1.

14.

Staff Comment: In the Total Expense Table appearing on page 6 of the Proxy Statement/Prospectus, please consider whether the line item for “Distributions to Preferred Stockholders” should be deleted for any of the Funds.

Registrant’s Response: Comment complied with. The Registrant has determined that the “Distributions to Preferred Stockholders” line item will be deleted (or will show 0.00%) with respect to BTF, FOFI BIF and the Pro Forma Combined Fund, but will reflect 0.03% with respect to DNY.

15.

Staff Comment: Please explain supplementally via correspondence the basis for any adjustments to the administration fees shown in the Total Expense Table relative to the most recently filed financial information for the Funds.

Registrant’s Response: The Registrant notes that there were no adjustments to the administration fees relative to the most recently filed financial information for the Funds, but rather the administration fee ratio provided on the Total Expense Table reflects only fees paid to Fund Administrative Services, LLC (“FAS”), and that this fee was segregated as FAS is considered an affiliate of the Funds. The Registrant has also included an explanatory footnote to this effect. The total administration fee shown on the most recently published Annual Report includes fees paid to both FAS and ALPS Fund Services, Inc.

Ms. Catherine Courtney Gordon

October 9, 2014

16.	Staff Comment: In the Total Expense Table, please include an explanatory footnote discussing the contractual terms of any expense waiver/reimbursement arrangements.

Registrant’s Response: Comment complied with. Please see revised footnotes (3) and (4) to the Total Expense Table.

17.	Staff Comment: In footnote (6) to the Total Expense Table, please also quantify the anticipated Reorganization costs to each Fund in terms of basis points.

Registrant’s Response: Comment complied with. Please see the revised footnote to the Total Expense Table.

18.	Staff Comment: In the supplemental note to the Total Expense table discussing acquired fund fees and expenses, please confirm the stated expense ratios.

Registrant’s Response: Comment complied with. The Registrant has made one correction to the stated expense ratios.

19.

Staff Comment: In the paragraph preceding the expense examples on page 7 of the Proxy Statement/Prospectus, please clarify what is meant by the “contractual periods of such arrangements,” and confirm that the expense examples are consistent with such contractual arrangements.

Registrant’s Response: Comment complied with. The Registrant has revised the introductory disclosure as well as the figures appearing in the expense examples.

20.	Staff Comment: In the discussion of “Issuer Concentration Risk” under the heading “Risk Factors,” consider amending the references to “concentration” to “issuer focus.”

Registrant’s Response: Comment complied with. The Registrant has revised the related references to “issuer focus risk” instead of “issuer concentration risk.”

Ms. Catherine Courtney Gordon

October 9, 2014

21.	Staff Comment: In the Capitalization Table on page 31 of the Proxy Statement/Prospectus, please include a footnote explaining the basis for the figures in the pro forma adjustments column.

Registrant’s Response: Comment complied with. The Registrant has inserted a footnote to the Pro Forma Adjustments column stating that “[t]he adjustment is made to show the reduction of net assets due to expenses incurred related to the Reorganization.”

22.	Staff Comment: Please correct the heading in the Financial Highlights section to refer to each Fund.

Registrant’s Response: Comment complied with. The Registrant has updated the headings and made certain other corrections to the Financial Highlights for each Fund.

23.	Staff Comment: In the section of the Statement of Additional Information titled “Experts”, please insert the specific dates of the annual and semi-annual information being incorporated by reference.

Registrant’s Response: Comment complied with.

24.	Staff Comment: Please update the pro forma financial statements to reflect the liquidation of any concentrated holdings as discussed in the Proxy Statement/Prospectus.

Registrant’s Response: Comment complied with. The Registrant has updated the pro forma financial statements accordingly to reflect the liquidation of certain Berkshire Hathaway holdings in order to comply with the requirements of Subchapter M of the Code, as well as to reflect liquidation of private fund holdings other than certain residual side pocket investments as described in the Joint Proxy Statement/Prospectus.

25.

Staff Comment: Please confirm that the pro forma financial statements accurately reflect the disposition of any private fund holdings and that any residual side pocket interests are also appropriately reflected.

Registrant’s Response: Comment complied with. The Registrant has updated the pro forma financial statements to reflect the side pocket holdings expected to be held by the post-Reorganization Combined Fund.

Ms. Catherine Courtney Gordon

October 9, 2014

26.

Staff Comment: In the pro forma Schedule of Investments and Statement of Assets and Liabilities, please ensure that any adjustments (including adjustments for costs of the Reorganizations) are accurately reflected.

Registrant’s Response: Comment complied with.

27.

Staff Comment: In the pro forma Statement of Operations, please include additional detail in footnote (1) regarding the Reorganization-related adjustments, including, as applicable any changes in management fees or such other factors as the Registrant deems appropriate.

Registrant’s Response: Comment complied with. The Registrant has included additional disclosure in footnote (1) as well as a new footnote clarifying that if certain advisory agreements were not approved, “your management fee would change from 1.11% to 1.29% of net assets.”

28.

Staff Comment: In Note 1 to the pro forma financial statements (Basis of Consolidation) please clarify that the Statement of Operations reflects the results of operations of the Funds for the year ended May 31, 2014.

Registrant’s Response: Comment complied with. The Registrant has amended the sentence in question to refer to the year ended May 31, 2014.

29.

Staff Comment: Note 1 to the pro forma financial statements currently indicates that “As of May 31, 2014, the Acquired Funds’ portfolios did not contain securities, either individually or when aggregated with BIF’s portfolio, which violated the investment policies or restrictions of BIF.” If any dispositions are expected to be made for purposes of compliance with diversification requirements, please amend this statement accordingly.

Registrant’s Response: Comment complied with. The Registrant has amended Note 1 to address the expected disposition of certain holdings in connection with diversification requirements.

30.

Staff Comment: Please supplement the Notes to the pro forma financial statements to include enhanced disclosure regarding costs of the Reorganizations and the tax-free nature of the Reorganizations, in accordance with the 2010/11 Investment Company Industry Developments Audit Risk Alert.

Ms. Catherine Courtney Gordon

October 9, 2014

Registrant’s Response: Comment complied with. The Registrant has updated the Notes to the pro forma financial statements accordingly.

* * * * *

The Registrant hereby acknowledges that:

•	the Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;
•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Registrant may not assert this action as defense in any proceeding initiated by the Commission or any person under the Federal securities laws of the United States.

* * * * *

If you would like to discuss any of these responses in further detail or if you have any questions, please contact me at (303) 444-5483. Thank you.

Sincerely,

/s/ Stephen C. Miller
Stephen C. Miller
President
BOULDER GROWTH & INCOME FUND, INC.

Ms. Catherine Courtney Gordon

October 9, 2014

Exhibit A

As requested, the following is Registrant’s analysis of the factors set forth by the Division of Investment Management in North American Security Trust, 1993 SEC No-Act. LEXIS 876 (pub. avail. Aug. 5, 1994) (“NAST”) with respect to financial accounting and performance presentation survivors in the context of reorganizations. For the reasons set forth below, the factors identified in the NAST no-action letter lead the Registrant to conclude that the Boulder Growth & Income Fund is properly considered the survivor for accounting and performance presentation purposes in the Reorganizations.

Background

Each of the Acquiring and Acquired Funds is a closed-end, management investment company. SIA and BIA currently serve as the advisers to the BIF, BTF and DNY, while SIA and RMA serve as the advisers to FOFI. If the Reorganizations are completed, it is expected that SIA and RMA will serve as the advisers to the post-Reorganization BIF.

NAST No-Action Letter

In NAST, the North American Security Trust sought assurance from the Staff that the Commission would not take any enforcement action against it if utilized, for periods prior to the establishment of its Moderate Asset Allocation Trust (the “new portfolio”), the performance of a predecessor portfolio that, along with another portfolio whose performance information was not to be utilized, was reorganized with and into the new portfolio. In granting the no-action relief, the Staff indicated that it would not recommend enforcement against North America Security Trust under Rule 482 under the Securities Act of 1933 (the “1933 Act”) or Rule 34b-1 under the Investment Company Act of 1940 (the “1940 Act”) if the new portfolio advertised the performance data of the predecessor fund as described in the request.

In making that determination, the Staff considered the following factors as to the funds: (1) their investment advisers; (2) their investment objectives, policies, and restrictions; (3) their expense structures and expense ratios; (4) asset size; and (5) their portfolio compositions. The Staff further noted that the survivor of a business combination for accounting purposes (i.e., the fund whose financial statements are carried forward) typically will be the fund whose historical performance may be used by the new or surviving fund. Importantly, the Staff did not identify any one factor as having more significance than another.

Analysis

Applying the factors that the Staff identified in NAST to the Reorganization, the Registrant believes that the factors identified by the Staff generally weigh in favor of

Ms. Catherine Courtney Gordon

October 9, 2014

determining the Boulder Growth & Income Fund as the financial accounting survivor for financial statement purposes and performance presentation purposes.

Each factor will be discussed in turn.

1.	Portfolio Management Team

First, as discussed above, each of the Funds has SIA as a common investment adviser. As discussed in the Proxy Statement/Prospectus all the Funds share common portfolio managers in Messrs. Horejsi, Fischer and Looney. As a consequence, there are no material changes in portfolio management expected as a result of the Reorganizations.

2.	Differences In Investment Strategies

The Funds have substantially similar (but not identical) investment objectives, in that each Fund seeks total return, which DNY additionally pursues to the extent consistent with dependable, but not assured, cash flow. In addition, BIF, BTF and DNY generally seek long-term capital appreciation and income and, under normal market conditions, invest either at least 80% of total assets or primarily in common stocks, and may invest in fixed-income securities. As discussed in the Proxy Statement/Prospectus, FOFI may invest a substantial portion of its assets in private funds.

The post-Reorganization BIF is expected to retain the investment objective and strategies of the pre-Reorganization BIF, and is not expected to retain FOFI’s focus on investments in private funds.

3.	Portfolio Expense Structure and Expense Ratios

Each of BIF, BTF, DNY and FOFI is currently subject to substantially similar investment advisory agreements and fee rates. In addition, each of BIF, BTF, DNY and FOFI also shares certain service providers such as fund administration (ALPS Fund Services, Inc.), independent registered public accounting firm (Deloitte & Touche LLP) and custodian (Bank of New York Mellon). The Registrant also notes that a contractual waiver between BIF and Fund Administrative Services, LLC, BIF’s co-administrator, is expected to be in place with respect to the post-Reorganization BIF as well.

Finally, the Registrant notes that, based on information presented in the Proxy Statement/Prospectus, the post-Reorganization combined fund’s anticipated total annual fund operating expense ratio (before giving effect to expense waiver/reimbursements) is closest in magnitude to the total annual fund operating expense ratio of BIF.

Ms. Catherine Courtney Gordon

October 9, 2014

4.	Portfolio Holdings

As of May 31, 2014, BIF, BTF and DNY have portfolio holding overlaps in several sectors. The Registrant believes it would not be unreasonable to regard the post-Reorganization BIF portfolio to be substantially similar to the pre-reorganization BIF portfolio, but for the disposition of certain concentrated holdings (which are currently held by BIF, BTF and DNY) for purposes of compliance with Subchapter M of the Code. FOFI is distinguishable due to its holdings in banks and other financial service providers, as well as due to its holdings in private funds. The post-Reorganization combined fund is not expected to hold the substantial portion of FOFI’s current private fund holdings, but is expected to retain certain other domestic common stock specific to FOFI.

5.	Portfolio Size

As of August 29, 2014, the net assets of BIF, BTF, DNY and FOFI were approximately $250,786,917.49, $354,956,771.51, $103,350,974.31, and $337,145,430.75 respectively.

Conclusion

In addition to the fact that BIF will be the surviving legal entity following the Reorganizations, in light of: (i) the commonalities in portfolio management across all Funds (including between BIF and the post-Reorganization combined fund); (ii) similarities in investment objectives and strategies between the pre-Reorganization and post-Reorganization BIF, as well as differences between FOFI’s investment strategy and that of the post-Reorganization BIF; (iii) similarities in expense structures and the proximity of BIF’s expense ratio to the expected post-Reorganization combined fund expense ratio; (iv) commonalities in portfolio holdings across pre-Reorganization BIF and post-Reorganization BIF; and notwithstanding (v) the fact that BTF and FOFI are more substantial in asset size than BIF, the Registrant believes that BIF is the appropriate surviving fund for accounting and performance presentation purposes.